Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-135503

PROSPECTUS

1,488,663 Shares

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

This prospectus relates solely to the offer and sale from time to time of up to 1,488,663 of our common shares of beneficial interest (“Common Shares”) by the persons listed below, who are, or may become, shareholders of Equity Residential. In this prospectus we refer to these persons as the Selling Shareholders. We may issue up to 484,493 Common Shares to the Selling Shareholders, upon their request, in exchange for their units of limited partnership interest in ERP Operating Limited Partnership, our operating partnership. In addition, one Selling Shareholder currently owns certain Common Shares and may acquire additional Common Shares upon conversion of preference units in Lexford Properties, L.P., one of our subsidiaries. Our registration of these Common Shares is not meant to imply that the Selling Shareholders will offer or sell any of these common shares.

The Selling Shareholders may offer their common shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. The Selling Shareholders may sell their Common Shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

We are registering the Common Shares to permit the holders to sell without restriction in the open market or otherwise, but the registration of these Common Shares does not necessarily mean that any holders will elect to exchange their units of limited partnership interest in our operating partnership or convert preference units in Lexford Properties, L.P. Also, we may elect to pay cash for the units of our operating partnership tendered rather than issue Common Shares. Although we will incur expenses in connection with the registration of the 1,488,663 Common Shares, we will not receive any cash proceeds upon their issuance.

The Common Shares are listed on the New York Stock Exchange under the symbol “EQR”.

Investing in our securities involves risk. Before buying our securities, you should read and consider the risk factors included in our periodic reports and in other information that we file with the Securities and Exchange Commission. See “Special Note Regarding Forward-Looking Statements.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2006.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common share, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that section. These forward-looking statements relate to, without limitation, our anticipated future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terms. The cautionary statements under the caption “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference, and other similar statements contained in this prospectus or any accompanying prospectus supplement identify important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy these reports, proxy statements and other information at the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy and information statements and other information regarding issuers that file electronically with the Commission by accessing the Commission’s World Wide Web site at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the documents listed below with the Commission under the Exchange Act and these documents are incorporated into this prospectus by reference:

a.                 Annual Report on Form 10-K for the year ended December 31, 2005.

b.                Quarterly Report on Form 10-Q for the period ended March 31, 2006.

c.                 Current Reports on Form 8-K filed on January 5, 2006, February 1, 2006, March 7, 2006, May 3, 2006, May 24, 2006, June 20, 2006, June 29, 2006 and July 11, 2006.

d.                Description of our common shares contained in our registration statement on Form 8-A/A dated August 10, 1993.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of all Common Shares under this prospectus will also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing those documents.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be modified or superseded by inconsistent statements in any document we file in the future that will be deemed incorporated by reference herein, including any prospectus supplement that supplements this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. Subject to the foregoing, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide, without charge, copies of all documents that are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention:  Martin McKenna (telephone number: (312) 474-1300).

Unless otherwise indicated, when used herein, the terms “we” and “us” refer to Equity Residential, a Maryland real estate investment trust, and its subsidiaries, including ERP Operating Limited Partnership, its operating partnership.

THE COMPANY

We are a Maryland real estate investment trust (“REIT”) formed in March 1993 and a fully integrated real estate company primarily engaged in the acquisition, development, ownership, management and operation of multifamily properties. In addition, we may acquire or develop multifamily properties specifically to convert directly into condominiums as well as upgrade and sell existing properties as individual condominiums. We may also acquire land parcels to hold and/or sell based on market opportunities.

We are one of the largest publicly traded real estate companies and the largest publicly traded owner of multifamily properties (based on the aggregate market value of our outstanding common shares, the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois and we also lease (under operating leases) approximately forty property management offices throughout the United States.

Our executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and our telephone number is (312) 474-1300.

NO PROCEEDS TO THE COMPANY

We will not receive any of the proceeds from the sale of Common Shares by Selling Shareholders. We will pay all of the costs and expenses incurred in connection with the registration under the Securities Act of the offering made hereby, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders and share transfer and other taxes attributable to the issuance by us of the Common Shares, which will be paid by the Selling Shareholders and future holders of the Common Shares.

SELLING SHAREHOLDERS

We may issue up to 484,493 Common Shares to the Selling Shareholders if and to the extent that the Selling Shareholders who currently hold units of limited partnership interest in our operating partnership (“Units”) exchange their Units and we issue Common Shares to them in exchange therefor. In addition, one of the Selling Shareholders currently holds (i) Common Shares that are being registered for resale hereunder and (ii) preference units in Lexford Properties, L.P. which may be converted into Common Shares under certain conditions. Following our issuance of these shares, the Selling Shareholders may resell the Common Shares covered by this prospectus as provided under the Plan of Distribution section of this prospectus or as described in an applicable prospectus supplement.

The following table sets forth the name of each Selling Shareholder, the maximum number of Common Shares to be owned upon exchange of Units (or, in the case of one Selling Shareholder, Common Shares owned or to be owned upon conversion of preference units in Lexford Properties, L.P.) and which may be offered by such Selling Shareholders pursuant to this prospectus. The number of Common Shares set forth in the following table is also the number of Common Shares beneficially owned by each selling shareholder prior to the offering, except as otherwise set forth therein or noted above. Because the Selling Shareholders may sell all or some of their offered Common Shares, no estimate can be made of the number of offered Common Shares that will be sold by the Selling Shareholders or that will be owned by the Selling Shareholders upon completion of the offering. We cannot assure you that the Selling Shareholders will sell any of the offered Common Shares. In addition, we may elect to pay cash for any Units exchanged, rather than exchanging those Units for Common Shares. The Common Shares covered by this prospectus represent less than one percent of the total Common Shares outstanding as of March 31, 2006.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned and Offered Hereby
SSB Tax Advantaged Exchange Fund IV REIT, Inc.	1,004,170	(1)
Grupe Holding Company	66,031
Timel Limited Partnership	45,287
Mack Pogue	45,262	(2)
Greenlaw Grupe, Jr. Operating Company	35,524
Daniel E. Aykroyd	30,029
Frank A. Passadore and Lisa J. Passadore Revocable Family Trust	28,097
Jeff Bryan Franzen Revocable Living Trust	27,678
Douglas A. Unruh, Trustee of the Douglas & Diane Unruh Trust	21,573
Reid J. Bliss	13,839
Philip DeGuere Jr. Trust	11,934
The Richard Nooe Rose Revocable Trust dated 7/28/04	11,635
Grupe Investment Company, Ltd.	7,390
MMMLGK	6,878
Kenneth M. Young	5,967
The Diana Gould Trust	5,967
James D. and Dorothy Jane Walters Revocable Trust	5,729
Fred E. Chaney	5,414
Greenlaw Grupe Marital Trust	5,099
Robert E. Hall and Ruth Anne Kocour	5,099
The Joan R. Davis Revocable Trust	4,733
Alan D. Bersin Living Trust	4,733
Robert K. and Marilyn M. Johnson Living Trust	4,733
Robert L. Boyett, Jr., Trustee	4,585
Maurice L. Carlson	4,150
Stone Family Trust	4,150
TCR #704 Brandermill/Mill Creek Limited Partnership	3,828
Billy J. Grant, Jr.	3,383
Astrid Loraine Smith Family Trust	2,581
Troy Norlander	2,581
Pamela D. McCarl	2,549
Timothy J. and Judith M. Hachman	2,549
Donald and Joyce Benioff Living Trust	2,549
Revocable Trust of Arnold C. and Rhetta Schwartz	2,547
Gary P. Lahey	2,442

Name of Selling Shareholder	Number of Common Shares Beneficially Owned and Offered Hereby
Edwin A. Meserve	2,442
Michael P. and Gloria L. Kelly	2,442
Richard P. Carroll and E. Joan Carroll, Carroll Intervivos Trust	2,442
Chester B. and Elaine M. Griffin	2,075
Michael D. and Jean C. Couch	2,075
The Keenan Family Trust dated 12/20/88, as amended	2,029
Foy 2000 Family Trust	2,028
Claire L. Frick Revocable Trust	1,993
Charles A. Walek	1,769
Dick Family Trust	1,551
Joseph and Urmila J. John	1,551
Monteverdi Associates	1,551
Patrick S. Hobin	1,551
Stolpa Trust Agreement	1,551
J.M. Keckler Medical Co., Inc.	1,467
Freeman D. and Jana H. Lane	1,382
Mason Family Trust	1,276
Steven A. Nelson	1,221
Eileen Uy Jekic	1,037
Sonja von Coll	1,037
Hillard Corren	1,014
Melvin H. Corren and Harriet Corren Family Trust	1,014
Genevieve McSweeney Living Trust	996
George B. and Laura P. Stoneman	996
Helen M. Gaither	996
Jagannathan Investment Group, LP	996
Raymond L. Paulson	996
J. Michael and Susanne D. Keckler	976
Daniel H. Blatt	745
Tim Byrne	663
Michelle Grupe Hart	515
Bonner Grupe Murphy	515
Kevin and Sandra Huber Trust	515
Mark Grupe	515
Susan Grupe Smith 2000 Revocable Trust	346
Charles B. and Julia E. O’Bosky Trust	289
George P. Dohrmann	289
Blair Matthew Pogue	230	(3)
David Brent Pogue	230	(4)
Jeffrey Blake Pogue	230	(5)
Rudy G. and Stephene E. Croce	144
Walter C. and Beverly Kay Lewis Tim	144
Dean E. and Linda E. Welin	144
Total:	1,488,663

(1)          Includes 679,686 Common Shares and 324,484 Common Shares issuable upon conversion of preference units in Lexford Properties, L.P.

(2)          In addition to the common shares set forth above that are issuable upon conversion of Units, Mack Pogue is the beneficial owner of an additional 164,434 Units.

(3)          In addition to the common shares set forth above that are issuable upon conversion of Units, Blair Matthew Pogue is the beneficial owner of an additional 136,758 Units.

(4)          In addition to the common shares set forth above that are issuable upon conversion of Units, David Brent Pogue is the beneficial owner of an additional 147,024 Units.

(5)          In addition to the common shares set forth above that are issuable upon conversion of Units, Jeffrey Blake Pogue is the beneficial owner of an additional 67,330 Units.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion under the heading “Federal Income Tax Considerations” in our 2005 annual report, which has been incorporated into this prospectus by reference.  The following discussion summarizes the material federal income tax considerations that may be relevant to a Selling Shareholder who desires to have its Units exchanged for Common Shares.

Tax Treatment of an Exchange of Units.   If a Selling Shareholder exchanges Units of limited partnership interest in our operating partnership for Common Shares, the exchange will be a taxable event and, as a result, the Selling Shareholder will recognize gain or loss. The determination of the amount of gain or loss that will be recognized by a Selling Shareholder will be based on the difference between the amount realized for tax purposes and the tax basis in the Selling Shareholder’s Units. See “Basis of Units” below. The “amount realized” will be equal to the product of (i) the number of Units exchanged, multiplied by the price of the Common Shares received on the date of the exchange plus (ii) the portion of our operating partnership’s liabilities allocable to the Units exchanged. To the extent that this amount exceeds the Sellers Shareholder’s tax basis in the Units exchanged, the Selling Shareholder will recognize gain. The amount of gain the Selling Shareholder recognizes could exceed the value of the Common Shares that the Selling Shareholder receives if the Selling Shareholder has a “negative tax capital account.”  It is even possible that the tax liability resulting from this gain could exceed the value of the Common Shares that the Selling Shareholder receives.

Except as described below, any gain recognized upon a sale or other disposition of Units, which includes the exchange of Units for Common Shares, will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized by a Selling Shareholder in an exchange of Units for Common Shares attributable to a Selling Shareholder’s share of “unrealized receivables” of our operating partnership exceeds the Selling Shareholder’s basis attributable to the “unrealized receivables”, the excess will treated as ordinary income. Unrealized receivables include, to the extent not previously included in our operating partnership’s income, any rights to payments for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if our operating partnership had sold its assets at their fair market value at the time of the transfer of the Units.

For individuals, trusts and estates, net capital gain from the sale of an asset held 12 months or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than 12 months generally is 15%. An exception to the general 15% rule applies, however, to net capital gains attributable to the sale of depreciable real property. Under the exception, gain attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules is subject to a rate of tax of 25%. The Internal Revenue Service has issued final Treasury regulations providing that the 25% rate applies to sales or exchanges of interests in partnerships that hold depreciable real property. Consequently, any gain on the sale or exchange of a unit held for more than 12 months could be treated partly as gain from the sale of depreciable real property subject to the 25% rate, partly as gain from the sale of a long-term capital asset subject to a 15% tax rate, and to the extent that the gain is attributable to unrealized receivables, partly as ordinary income.

Tax Treatment of a Redemption of Units.   We have the right to pay to a Selling Shareholder cash in lieu of issuing Common Shares in exchange for Units. If we elect to redeem Units for cash, the tax consequences to a Selling Shareholder would depend on whether or not the redemption is a redemption of all of a Selling Shareholder’s Units. If the redemption is a redemption of all of a Selling Shareholder’s Units, the Selling Shareholder would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption. On the other hand, the Selling Shareholder would recognize taxable loss only to the extent that the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption exceeded the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units. If the redemption is a redemption of less than all of the Selling Shareholder’s Units, the Selling Shareholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption.

Basis of Units.   In general, a Selling Shareholder who originally received Units in exchange for a contribution of property to our operating partnership had an initial tax basis in the Units equal to the Selling Shareholder’s basis in the contributed property. A Selling Shareholder’s tax basis in the Units generally is increased by the Selling Shareholder’s share of our operating partnership’s taxable income and increases in the Selling Shareholder’s share of liabilities of our operating partnership allocated to such Selling Shareholder. If the Selling Shareholder is an obligated partner under a deficit restoration obligation or has guaranteed partnership indebtedness, the Selling Shareholder’s basis may also include additional liabilities. A Selling Shareholder’s initial tax basis in the Units generally is decreased, but not below zero, by the Selling Shareholder’s share of our operating partnership’s distributions, decreases in the Selling Shareholder’s liabilities in our operating partnership allocated to such Selling Shareholder, the amount of any Selling Shareholder liabilities assumed by the operating partnership, the Selling Shareholder’s share of losses of our operating partnership, and the Selling Shareholder’s share of nondeductible expenditures of our operating partnership that are not chargeable to capital.

Potential Application of the Disguised Sale Rules to a Redemption of Units.   There is a risk that if a Unit is redeemed, particularly if it is redeemed within two years of when it was issued, the IRS might contend that the original transaction pursuant to which the Units were issued should be treated as a “disguised sale” of property. Under the disguised sale rules, unless an exception applies, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

You are advised to consult with your own tax advisors regarding the specific tax consequences of the exchange or redemption of Units, including the federal, state, local, foreign or other tax consequences relating thereto.

PLAN OF DISTRIBUTION

Any of the Selling Shareholders may from time to time, in one or more transactions, sell all or a portion of the offered Common Shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the Common Shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered Common Shares from time to time will be determined by the Selling Shareholders and, at the time of such determination, may be higher or lower than the market price of the Common Shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Shareholder or from purchasers of offered Common

Shares for whom they may act as agents, and underwriters may sell offered Common Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of offered Common Shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The offered Common Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered Common Shares may be sold include: (a) a block trade in which the broker-dealer so engaged will attempt to sell the offered Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the New York Stock Exchange; (e) privately negotiated transactions; and (f) underwritten transactions. The selling shareholders and any underwriters, dealers or agents participating in the distribution of the offered Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered Common Shares by the selling shareholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

When a Selling Shareholder elects to make a particular offer of Common Shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Shareholder and any other required information will be identified in a prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, the Common Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Common Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Common Shares registered hereunder, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and accountants. The Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of their legal counsel and share transfer and other taxes attributable to the sale of the Common Shares.

EXPERTS

The consolidated financial statements and schedule of Equity Residential appearing in Equity Residential’s Annual Report (Form 10-K) for the year ended December 31, 2005 and Current Report on Form 8-K dated May 24, 2006 and Equity Residential’s management assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 also included in the Form 10-K, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and schedule and management’s assessment have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the offered Common Shares has been passed upon for us by the law firm of DLA Piper Rudnick Gray Cary US LLP. Certain tax matters have been passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Chicago, Illinois, our special tax counsel.

1,488,663 Shares

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

PROSPECTUS

July 24, 2006